LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

September 1, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549

RE:
Imagenetix, Inc.
Preliminary Proxy Statement Filed August 24, 2004
File Number 33-24138-D

Attn:
Song P. Brandon
Mail Stop 3-9

Dear Ms. Brandon:

        In response to the Staff's comment letter dated August 26, 2004, we are filing herewith our Amendment to the subject Preliminary Proxy Statement on Schedule 14A. Pursuant to the Staff's comments, we have inserted an Executive Compensation Table, as well as an Option/SAR Grant Table for the prior three fiscal years. In addition, we have indicated that our board members receive $500 for each board meeting attended.

        Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

                      Very truly yours,

                      Gary A. Agron

GAA/jp

Enclosure